Exhibit (a)(1)(E)

FORM OF REMINDER EMAIL

Subject:    Gogo – Exchange Offer Election Reminder

To:

Date:

GOGO INC. OPTION EXCHANGE PROGRAM

Our records show you have not made an election to participate in Gogo Inc.’s offer to exchange certain outstanding stock options for replacement options (the “Exchange Offer”). This email is to remind you that June 12, 2020 at 5:00 p.m., Central Time, is the final deadline to participate in the Exchange Offer. If you wish to surrender your Eligible Options in exchange for Replacement Options, as described in the Offer to Exchange, you must log into the Exchange Offer website at : https://myoptionexchange.com and follow the directions to submit your election by 5:00 p.m., Central Time, on June 12, 2020.

There are no exceptions to this deadline. We encourage you not to wait until the last day to make your election if you wish to participate. To make an election, simply follow the instructions on the Exchange Offer website to access personalized information about your Eligible Options and how to make, change or withdraw your election before the end of the Exchange Offer.

To log into the website, please go to https://myoptionexchange.com. Your UserID is your Gogo e-mail address. The first time you access the site you will need to register as a new user and create a password. The site uses two-factor authentication, so the first time you access the portal each day the site will generate a verification code that will be e-mailed to you. Once the verification code has been entered you can access the site’s content. The verification codes expire at the end of each day.

You are not obligated to participate in the Exchange Offer. Any Eligible Options that you do not elect to surrender for exchange will not be cancelled and will remain subject to their present terms.

If you wish to exchange any or all of your Eligible Options, your election to exchange must be properly completed and received before 5:00 p.m., Central Time, on June 12, 2020.

Please review the Exchange Offer website and the offering materials for the Exchange Offer available on the Exchange Offer website for additional information about the Exchange Offer. If you have any questions about the Exchange Offer, please contact optionexchange@gogoair.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Exchange Offer is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or on the Exchange Offer website located at: https://myoptionexchange.com. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto.